UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 3, 2026 announcing the registrant’s signing of the Share Purchase Agreement.

Istanbul, November 3, 2026

Announcement Regarding the Signing of the Share Purchase Agreement

Pursuant to our Company's disclosure dated 31 August 2026 and the resolution of the Board of Directors dated 2 November 2026, The Share Purchase Agreement regarding the acquisition of 796,567,640 shares owned by AG Anadolu Grubu Holding A.Ş., one of the shareholders of Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret Anonim Şirketi ("TOGG"), representing 11% of TOGG's total share capital, for a total purchase price of EUR 88,000,000, was signed on November 2, 2026. Under the relevant agreement, the closing is expected to take place following the fulfillment of the conditions precedent. Following the closing of the transaction, our Company's final shareholding in TOGG will increase to 34.0%.

This investment, which is also strategically aligned with our Company's extensive capabilities in technology infrastructure and digital services, is expected to contribute to our long-term investment strategy and sustainable value creation objectives.

Any developments regarding the share acquisition will be disclosed to the public fully and in a timely manner.

Board Decision Date for Acquisition	:	02.11.2026
Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition?	:	Yes
Title of Non-current Financial Asset Acquired	:	Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.
Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Production of electric passenger vehicle and carry-out related supportive operations.
Capital of Non-current Financial Asset	:	7,241,524,000 TL
Acquirement Way	:	Purchase
Date on which the Transaction was/will be Completed	:	Will be determined subject to the relevant regulatory approvals and fulfillment of the conditions precedent to closing
Acquisition Conditions	:	Cash
Detailed Conditions if it is a Timed Payment	:	-
Nominal Value of Shares Acquired	:	796,567,640 TL
Purchase Price Per Share	:	-
Total Purchasing Value	:	88,000,000 EUR (will be paid upon closing of the transaction)
Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	11%
Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	34%
Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	34%
Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-
Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	-
Effects on Company Operations	:	Positive
Did Takeover Bid Obligation Arised?	:	No
Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No
Title/ Name-Surname of Counter Party	:	AG Anadolu Grubu Holding A. Ş.
Is Counter Party a Related Party According to CMB Regulations?	:	No
Relation with Counter Party if any	:	One of the shareholders of TOGG
Agreement Signing Date if Exists	:	02.11.2026
Value Determination Method of Non-current Financial Asset	:	Determined through negotiation.
Did Valuation Report be Prepared?	:	Not Prepared.
Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.
Date and Number of Valuation Report	:	-
Title of Valuation Company Prepared Report	:	-
Value Determined in Valuation Report if Exists	:	-
Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 3, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 3, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer